Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Third Quarter 2018 and Operational Progress

- Established strategic collaboration agreement with Genentech for NK cell engager-based immunotherapeutics: Received $96 million in upfront and committed funding, may be eligible to receive up to additional $5 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones, plus royalties on sales -

- Six presentations highlighting Affimed’s innate immunity and T cell-based therapeutic programs will be presented at the 60th American Society of Hematology (ASH) Annual Meeting -

- Updated data showed combination of AFM13 and Keytruda® (pembrolizumab) achieved a 39% complete response rate and 87% objective response rate in patients with relapsed/refractory Hodgkin lymphoma -

- Updated data for AFM13 monotherapy showed a 50% objective response rate in patients with relapsed/refractory CD30+ lymphoma with cutaneous lesions -

- Company to host investor meeting on Friday, December 7, to review clinical development strategy for AFM13 -

Heidelberg, Germany, November 7, 2018 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies that harness the power of innate and adaptive immunity (NK cells, macrophages and T cells), today reported financial and operational results for the quarter ended September 30, 2018.

“Our progress in the third quarter is highlighted by the exciting strategic collaboration that we entered into with Genentech based on our proprietary ROCK® platform,” said Dr. Adi Hoess, Affimed’s CEO. “This partnership is a transformational accomplishment for Affimed, and is based on both our technology platform and expertise in innate immunity. Separately, at the 2018 ASH Annual Meeting, we look forward to sharing updated clinical data of AFM13 showing continued promising signs of therapeutic efficacy both in combination with Keytruda® in Hodgkin lymphoma and as monotherapy in CD30-positive lymphoma. We are working toward finalizing our plans for a registrational clinical study for AFM13 and will provide an update in early December.”

Investor Meeting on Friday, December 7, 2018

•	Affimed will host a meeting with the investment community to review the clinical development strategy for AFM13 on Friday, December 7, 2018 in New York City. Topics will include future planned clinical activities for AFM13 as monotherapy treatment and in rational combinations. Further details will be announced closer to the date of the meeting.

Collaboration Agreement with Genentech

•	During the quarter, Affimed entered into a strategic collaboration agreement with Genentech, a member of the Roche Group, to develop and commercialize novel NK cell engager-based immunotherapeutics based on Affimed’s proprietary Redirected Optimized Cell Killing (ROCK®) platform to treat multiple cancers. On October 31, 2018, Affimed received $96 million in upfront and committed funding, and may be eligible to receive up to an additional $5 billion including payments on achievement of certain development, regulatory and commercial milestones, plus royalties on sales.

Third Quarter and Recent Pipeline Progress

CD16A innate immune cell engager programs

AFM13 (CD30/CD16A)

•	Data from Phase 1b Combination Study of AFM13 with Merck’s Keytruda® (pembrolizumab) to be Presented at 2018 ASH. Affimed will present data on all 30 patients (pts) administered the combination of AFM13 with pembrolizumab at the 60th American Society of Hematology (ASH) Annual Meeting. Key clinical outcomes, including objective response rate (ORR) and complete response (CR) rate will be released. An ASH abstract released on November 1, 2018 highlighted early data that showed an 87% ORR and a 39% CR rate in 23 evaluable pts from the highest dose cohort as of a June 29, 2018 data cut-off. Updated data for all pts (24 pts from the highest dose cohort plus 6 pts treated at lower doses) will be presented at ASH.

•	Clinical and Biological Evaluation of AFM13 as Monotherapy in Relapsed or Refractory CD30-Positive Lymphoma to be Presented at 2018 ASH. A poster presentation by Ahmed Sawas, MD, Assistant Professor of Medicine at the Columbia University College of Physicians and Surgeons and the New York-Presbyterian Hospital and Principal Investigator of the study, will describe the ability of AFM13 to engage innate immunity through specific activation of NK cells in tumors expressing CD30 and the impact of these effects on clinical outcome. Updated data from this study with AFM13 monotherapy in relapsed or refractory CD30-positive lymphoma with cutaneous lesions showed a 50% ORR in three dose cohorts (n=8), including one CR (13%) and three partial responses, or PRs (38%). The presentation will also discuss the immunologic changes in the tumor and peripheral blood over time.

•	Cord Blood Derived Natural Killer Cells Loaded with a Tetravalent Bispecific Antibody Construct (AFM13) As Off-the-Shelf Cell Therapy for CD30+ Malignancies to be Highlighted in Oral Presentation at 2018 ASH. The combination of expanded allogeneic cord-blood derived Natural Killer cells preloaded with AFM13 to redirect the specificity of NK cells against CD30-positive malignancies in preclinical models will be discussed in an oral presentation. The data provide a strong rationale for testing this combined, redirected off-the-shelf cellular product to further increase response rates and durability of responses in patients with relapsed/refractory CD30+ lymphoma. This new approach was led by Katy Rezvani, MD, PhD and her team at the Department of Stem Cell Transplantation and Cellular Therapy, The University of Texas MD Anderson Cancer Center (MDACC) under Affimed’s multi-year sponsored research collaboration with MDACC.

•	Following discussions with the U.S. Food and Drug Administration on future development plans for AFM13, Affimed is working with clinical experts to finalize the registrational study designs for AFM13 and will provide an update in early December.

AFM24 (EGFR/CD16A)

•	Affimed selected the development candidate in its AFM24 program and successfully completed a toxicology assessment in cynomolgus monkeys at a range of dose levels up to 75mg/kg over 4 weeks with no observed toxicities even at high dose levels. AFM24 is designed to treat patients with a variety of EGFR expressing solid tumors with the potential for better efficacy and safety as compared to current therapeutic anti-EGFR monoclonal antibodies that are associated with significant toxicities. Affimed continues to anticipate completing IND-enabling studies by mid-2019.

Other Innate Immunity Engager Opportunities and AFM26 (BCMA/CD16A)

•	Additional abstracts to be presented at the 2018 ASH Annual Meeting include an update on Affimed’s research on the role of CD16A specific immune cell engagers and activation of CD16A expressing macrophages to eliminate tumor cells, as well as preclinical data regarding its partnered program for AFM26 (BCMA/CD16A) in multiple myeloma.

T cell engager programs

AFM11 (CD19/CD3)

•	Preliminary Results from Phase 1 Study of AFM11 in Relapsed/Refractory Acute Lymphoblastic Leukemia (ALL) to be Presented at 2018 ASH. Data will be presented on the clinical activity and safety of AFM11, a CD19/CD3-targeting tetravalent bispecific T cell engager in Affimed’s Phase 1 dose escalation trial in relapsed/refractory ALL. An ASH abstract released on November 1, 2018 showed two complete responses with complete hematological recovery, including one pt achieving minimal residual disease (MRD) negativity.

•	In October, Affimed announced that AFM11 is on clinical hold after the occurrence of Serious Adverse Events (SAEs) in three patients. Affimed is assessing all of the data from the AFM11 program and will be working with global health authorities to determine next steps for the program. Affimed intends to provide an update on AFM11 upon completion of the evaluation.

Financial Highlights

(Figures for the third quarter and nine months ended September 30, 2018 and 2017 represent unaudited figures)

Cash and cash equivalents totaled €37.1 million as of September 30, 2018 compared to €39.8 million as of December 31, 2017. Affimed’s operational expenses were largely offset by net proceeds of €19.7 million from the public offering in February 2018. Pro forma cash and cash equivalents as of September 30, 2018, including the $96.0 million (€82.9 million) payment received from Genentech at the end of October 2018, would have been €120.0 million ($138.9 million).

Net cash used in operating activities was €24.9 million for the nine months ended September 30, 2018 compared to €20.7 million for the nine months ended September 30, 2017. The increase was primarily related to higher cash expenditure for research and development (R&D) in connection with Affimed’s clinical development programs and early stage development activities.

Revenue for the third quarter of 2018 was €0.3 million compared to €0.5 million for the third quarter of 2017. Revenue in both periods was solely derived from AbCheck services.

R&D expenses for the third quarter of 2018 were €9.8 million compared to €6.0 million for the third quarter of 2017. The increase was primarily related to higher expenses for early stage development and discovery activities.

G&A expenses for the third quarter of 2018 were higher at €2.4 million compared to €1.9 million for the third quarter of 2017.

Net loss for the third quarter of 2018 was at €12.0 million, or €0.19 per common share, compared to a net loss of €8.1 million, or €0.18 per common share, for the third quarter of 2017. The increase in operating expenses was primarily related to higher R&D expenses.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, Wednesday, November 7, 2018 at 8:30 a.m. Eastern time to discuss the company’s financial results and recent corporate developments. To access the call, please dial (323) 794-2588 for U.S. callers, or +44 (0)330 336 9125 for international callers, and reference conference ID 6650897 approximately 15 minutes prior to the call. An audio webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of Affimed’s website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK cells, macrophages and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

E-Mail: media@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited consolidated statements of comprehensive loss (in € thousand)

	For the three months ended September 30		For the nine months ended September 30

	2017	2018	2017	2018

Revenue	467	306	1,374	988

Other income – net	117	(259)	201	(221)
Research and development expenses	(6,008)	(9,787)	(16,881)	(23,332)
General and administrative expenses	(1,876)	(2,389)	(6,091)	(6,591)

Operating loss	(7,300)	(12,129)	(21,397)	(29,156)

Finance income / (costs) – net	(800)	109	(2,425)	920

Loss before tax	(8,100)	(12,020)	(23,822)	(28,236)

Income taxes	0	0	20	(1)

Loss for the period	(8,100)	(12,020)	(23,802)	(28,237)

Other comprehensive income
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	0	53	0	264
Other comprehensive income	0	53	0	264

Total comprehensive loss	(8,100)	(11,967)	(23,802)	(27,973)

Loss per share in € per share (undiluted = diluted)	(0.18)	(0.19)	(0.55)	(0.47)

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	December 31, 2017	September 30, 2018
		(unaudited)

ASSETS
Non-current assets

Intangible assets	65	63
Leasehold improvements and equipment	1,113	1,271
Long term financial assets	0	7,589
	1,178	8,923

Current assets

Inventories	241	320
Trade and other receivables	1,102	1,443
Other assets	800	1,307
Cash and cash equivalents	39,837	37,076
	41,980	40,146

TOTAL ASSETS	43,158	49,069

EQUITY AND LIABILITIES
Equity

Issued capital	468	624
Capital reserves	213,778	238,539
Other reserves	0	7,589
Accumulated deficit	(182,667)	(210,904)
Total equity	31,579	35,848

Non-current liabilities

Borrowings	4,086	2,244
Total non-current liabilities	4,086	2,244

Current liabilities

Trade and other payables	4,180	7,253
Borrowings	3,083	3,083
Contract liabilities	230	641
Total current liabilities	7,493	10,977

TOTAL EQUITY AND LIABILITIES	43,158	49,069

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

	For the nine months ended September 30
	2017	2018
Cash flow from operating activities
Loss for the period	(23,802)	(28,237)
Adjustments for the period:
- Income taxes	(20)	1
- Depreciation and amortization	257	303
- Gain from disposal of leasehold improvements and equipment	(20)	15
- Share based payments	1,494	1,523
- Finance income / costs – net	2,425	(920)
	(19,666)	(27,315)
Change in trade and other receivables	690	(344)
Change in inventories	(85)	(79)
Change in other assets	(393)	(549)
Change in trade, other payables and contract liabilities	(1,044)	3,473
Cash used in operating activities	(20,498)	(24,814)
Interest received	48	159
Paid interest	(229)	(268)
Paid income tax	0	(1)
Net cash used in operating activities	(20,679)	(24,924)

Cash flow from investing activities
Purchase of intangible assets	(26)	(27)
Purchase of leasehold improvements and equipment	(545)	(448)
Cash received from the sale of leasehold improvements and equipment	35	1
Cash paid for investments in financial assets	(13,114)	0
Cash received from maturity of financial assets	13,425	0
Net cash used for investing activities	(225)	(474)

Cash flow from financing activities
Proceeds from issue of common shares	19,241	25,110
Transaction costs related to issue of common shares	(1,524)	(1,702)
Proceeds from borrowings	2,500	0
Transaction costs related to borrowings	(11)	0
Repayment of borrowings	0	(2,250)
Cash flow from financing activities	20,206	21,158

Exchange-rate related changes of cash and cash equivalents	(1,366)	1,479
Net changes to cash and cash equivalents	(698)	(4,240)
Cash and cash equivalents at the beginning of the period	35,407	39,837
Cash and cash equivalents at the end of the period	33,343	37,076

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2017	333	190,862	0	(152,444)	38,751
Issue of common shares	114	17,199			17,313
Equity-settled share based payment awards		1,494			1,494
Issue of warrant note (loan Silicon Valley Bank)		51			51
Loss for the period				(23,802)	(23,802)
Balance as of September 30, 2017	447	209,606	0	(176,246)	33,807

Revaluation shares Amphivena (first time adoption IFRS 9)			7,325		7,325

Balance as of January 1, 2018	468	213,778	7,325	(182,667)	38,904
Issue of common shares	156	23,170			23,326
Exercise of share based payments awards		68			68
Equity-settled share based payment awards		1,523			1,523
Loss for the period				(28,237)	(28,237)
Other comprehensive income			264		264

Balance as of September 30, 2018	624	238,539	7,589	(210,904)	35,848